November 12, 2015

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          FutureFuel Corp.

Form 10-K for the Year Ended December 31, 2014

Filed March 13, 2015

File No. 1-35103

Dear Mr. Cash:

Receipt of your letter dated November 2, 2015 regarding the above-referenced filing is hereby acknowledged. Your letter is your response to FutureFuel Corp.’s (the “Company”) September 15, 2015 response to your comment letter of August 24, 2015. Below is the Company’s response to the comments contained in your letter of November 2, 2015. Your comments are set forth below in bold and italics and our response follows.

Management’s Discussion and Analysis of Financial Condition and Results…page 34

Fiscal Year ended December 31, 2014 Compared to Fiscal Year …, page 36

1.

We note your response to prior comment two. You indicate that you excluded expenses that may require cash settlement from your non-GAAP liquidity measure as they were included in the exception provided for interest, taxes, depreciation and amortization. Pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K, a registrant must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT and EBITDA. This provision only relates to the adjustments specified by those acronyms. It continues to appear to us that it is not appropriate to exclude expenses that required, or may require cash settlement from a non-GAAP liquidity measure. Please revise your disclosures in future filings. Alternatively, if you present Adjusted EBITDA because it is a material term identified in a material credit agreement, please revise your disclosures in future filings to comply with our response to Question 102.09 of the C&DIs related to Non-GAAP Financial Measures.

In future filings we will not exclude transactions that require cash settlements from adjusted EBIDTA.

If you have any questions regarding anything set forth above, please do not hesitate to contact the undersigned.

Sincerely, /s/ Rose Sparks Rose Sparks, Chief Financial Officer

FutureFuel Corp.

8235 Forsyth Blvd., 4th Floor, Clayton, Missouri 63105

Direct Line: (314) 854-8351     Fax: (314) 889-9603     e-mail: jordyfederko@ffcmail.com